DARLINGTON COUNTY BANCSHARES, INC.


                                                                    EXHIBIT 21.1

                         SUBSIDIARIES OF REGISTRANT

The following table sets forth all subsidiaries of the registrant, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business as of December 31, 2003. The common stock of each of these subsidiaries is 100 percent owned by its parent. The financial statements of all subsidiaries are included in the consolidated statements of Darlington County Bancshares, Inc. and subsidiary.

Darlington County Bank, wholly owned subsidiary of Darlington County Bancshares, Inc., South Carolina